UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 26, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO S.A. ANNOUNCES PRIMARY FOLLOW-ON OFFERING

Buenos Aires, Argentina, May 26, 2017. Banco Macro S.A. (NYSE: BMA; Bolsas y Mercados Argentinos S.A./Mercado Abierto Electrónico S.A.: BMA) (“Banco Macro”) announces today that it plans to conduct a global primary follow-on offering of its Class B ordinary shares and American Depositary Shares (“ADSs”), each representing 10 Class B ordinary shares (the "Offering"), consisting of (i) a preferential rights offering of Class B ordinary shares to existing shareholders in Argentina, (ii) an offering of Class B ordinary shares in Argentina and (iii) an offering of ADSs in the United States, which will be registered with the U.S. Securities and Exchange Commission (the “SEC”). The portions of the Offering conducted in Argentina will not be registered with the SEC and are not addressed to persons in the United States. The proceeds from the Offering will be used for general corporate purposes and, specifically, to be in a position to fund the expansion of credit demand in Argentina and to take advantage of potential acquisition opportunities in the Argentine banking system.

Goldman Sachs & Co. LLC is acting as Global Coordinator and Joint Bookrunner, BofA Merrill Lynch is acting as Joint Bookrunner, and Macro Securities S.A. is serving as Placement Agent in Argentina for the Offering.

As resolved at the Shareholders' Meeting on April 28, 2017, the Offering will consist of up to 74 million Class B ordinary shares (up to 85.1 million Class B ordinary shares, including the option to purchase additional ADSs granted to the underwriters of the offering in the United States), directly or in the form of ADSs.

Certain of Banco Macro’s principal shareholders (Messrs. Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo) have agreed to assign their preemptive rights and accretion rights to Macro Securities S.A. In order to facilitate the international offering, Macro Securities S.A., at the discretion of the international underwriters, will exercise these rights to purchase Class B ordinary shares, including Class B ordinary shares represented by ADSs, to be sold by Banco Macro in the Offering. In addition, the international underwriters will be able to acquire from Banco Macro any Class B ordinary shares, including Class B ordinary shares represented by ADSs, relating to preferential rights that are not exercised by existing shareholders.

The marketing efforts for the Offering have begun and, depending on market conditions, the Offering is expected to price on or about June 12, 2017.

A registration statement on Form F-3 and a prospectus relating to the ADSs have been filed with the SEC.

Copies of the prospectus relating to the ADSs may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone toll-free at 1-866-471-2526 or by email at prospectus-ny@ny.email.gs.com; from BofA Merrill Lynch at NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-000, Attn: Prospectus Department, Email: dg.prospectus_requests@baml.com. The registration statement and the prospectus are available on the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This press release includes statements concerning potential future events involving Banco Macro that could differ materially from the events that actually occur. The differences could be caused by a number of risks, uncertainties and factors relating to Banco Macro’s business. Banco Macro will not update any forward-looking statements made in this press release to reflect future events or developments.

IR Contact in Buenos Aires:

Jorge Scarinci - Finance & IR Manager

E-mail: investorelations@macro.com.ar/ Phone: (5411) 5222 6682

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 26, 2017

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Finance Manager